Interim Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2023 and 2022 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2023	2022	2023	2022
	Notes	$	$	$	$
Revenues	11	118,492	128,933	250,087	255,697
Cost of revenues	7	83,701	91,173	177,203	183,873
Gross margin		34,791	37,760	72,884	71,824

Operating expenses
Selling, general and administrative expenses	7	29,930	30,421	62,429	59,348
Business acquisition, integration and reorganization costs	8	2,663	2,741	3,768	4,623
Depreciation	7	1,498	1,602	3,166	3,181
Amortization of intangibles		6,177	6,708	13,001	11,407
Foreign exchange loss (gain)		112	64	(16)	(100)
		40,380	41,536	82,348	78,459
Operating loss		(5,589)	(3,776)	(9,464)	(6,635)
Net financial expenses	9	3,073	2,301	6,293	4,094
Loss before income taxes		(8,662)	(6,077)	(15,757)	(10,729)
Income tax expense (recovery)
Current		86	164	287	48
Deferred		428	(5,806)	377	(6,178)
		514	(5,642)	664	(6,130)
Net loss		(9,176)	(435)	(16,421)	(4,599)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		1,436	4,614	24	6,228
		1,436	4,614	24	6,228
Comprehensive (loss) income		(7,740)	4,179	(16,397)	1,629

Basic and diluted loss per share	6	(0.10)	—	(0.17)	(0.05)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2023	2023
	Notes	$	$
Assets
Current assets
Cash		8,086	22,583
Accounts receivable and other receivables		91,975	92,453
Unbilled revenues		22,309	23,420
Tax credits receivable		9,576	9,944
Prepaids		7,149	7,680
		139,095	156,080
Non-current assets
Tax credits receivable		15,810	12,108
Other assets		1,605	1,111
Property and equipment		6,361	8,724
Right-of-use assets		7,614	9,353
Intangibles		91,508	104,335
Deferred tax assets		5,868	5,997
Goodwill		166,767	166,393
		434,628	464,101

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		73,448	91,263
Deferred revenues		21,644	22,275
Current portion of lease liabilities		4,944	3,873
Current portion of contingent consideration	12	1,396	—
Current portion of long-term debt	3	99,449	12,808
		200,881	130,219
Non-current liabilities
Contingent consideration	12	5,671	7,037
Long-term debt	3	32,305	114,382
Lease liabilities		11,817	14,643
Deferred tax liabilities		8,886	8,632
		259,560	274,913
Shareholders' equity
Share capital	4	313,445	311,967
Deficit		(157,739)	(141,481)
Accumulated other comprehensive income		4,634	4,610
Contributed surplus		14,728	14,092
		175,068	189,188
		434,628	464,101

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus(a)	Total
		Number	$	$	$	$	$
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(16,421)	—	—	(16,421)
Other comprehensive income		—	—	—	24	—	24
Total comprehensive (loss) income		—	—	(16,421)	24	—	(16,397)
Share-based compensation	5	—	—	—	—	1,679	1,679
Share-based compensation granted on business acquisition	5	—	—	—	—	1,287	1,287
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition	4	622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation	4	(139,512)	(487)	163	—	—	(324)
Issuance of Subordinate Voting Shares from exercise of stock options	4,5	2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of RSUs	4,5	14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation	5	—	—	—	—	(371)	(371)
Total contributions by shareholders		500,116	1,478	163	—	636	2,277
Balance as at September 30, 2023		95,695,932	313,445	(157,739)	4,634	14,728	175,068

Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(4,599)	—	—	(4,599)
Other comprehensive income		—	—	—	6,228	—	6,228
Total comprehensive income (loss)		—	—	(4,599)	6,228	—	1,629
Share-based compensation	5	—	—	—	—	1,226	1,226
Share-based compensation granted on business acquisitions	5	—	—	—	—	1,242	1,242
Issuance of Subordinate Voting Shares in consideration of the Datum Acquisition, net of share issuance costs	4	1,867,262	5,528	—	—	—	5,528
Shares purchased for cancellation		(283,886)	(997)	158	—	—	(839)
Total contributions by shareholders		1,583,376	4,531	158	—	2,468	7,157
Balance as at September 30, 2022		94,308,992	309,753	(116,095)	5,281	9,598	208,537

(a) The Company reclassified comparative figures as at March 31, 2023 in order to correct an immaterial balance sheet presentation misstatement resulting in an increase in contributed surplus and a decrease in contingent consideration in the amount of $2,120,000.
The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2023	2022	2023	2022
	Notes	$	$	$	$
			(note 10)		(note 10)
Operating activities
Net loss		(9,176)	(435)	(16,421)	(4,599)
Adjustments for:
Depreciation and amortization		7,675	8,310	16,167	14,588
Net financial expenses	9	3,073	2,301	6,293	4,094
Share-based compensation	5	1,245	1,738	2,966	2,468
Unrealized foreign exchange loss (gain)		433	(456)	89	(735)
Realized foreign exchange (gain) loss on repayment of long-term debt		(27)	47	(27)	105
Impairment of property and equipment and right-of-use assets and loss on lease termination	7	—	—	1,383	—
Settlement of RSUs	5	—	—	(371)	—
Other		—	—	18	—
Deferred taxes		428	(5,806)	377	(6,178)
		3,651	5,699	10,474	9,743
Changes in non-cash working capital items	10	(20,931)	(6,349)	(20,157)	(20,192)
Net cash used in operating activities		(17,280)	(650)	(9,683)	(10,449)

Investing activities
Additions to property and equipment		(71)	(270)	(266)	(1,023)
Additions to intangibles		—	—	(41)	(350)
Restricted cash		—	—	—	3,254
Business acquisitions, net of cash acquired		—	(15,869)	—	(16,683)
Net cash used in investing activities		(71)	(16,139)	(307)	(14,802)

Financing activities
Increase in long-term debt, net of related transaction costs		39,598	7,144	70,361	47,687
Repayment of long-term debt		(37,441)	(2,213)	(66,606)	(8,891)
Repayment of lease liabilities		(987)	(892)	(1,958)	(1,780)
Exercise of stock options	4	6	—	6	—
Share issue costs		—	(24)	—	(24)
Shares purchased for cancellation	4	(175)	(309)	(324)	(839)
Financial expense paid	9	(2,890)	(1,957)	(5,885)	(3,519)
Net cash (used in) from financing activities		(1,889)	1,749	(4,406)	32,634

Effect of exchange rate changes on cash		187	614	(101)	874
Net change in cash		(19,053)	(14,426)	(14,497)	8,257
Cash, beginning of period		27,139	40,338	22,583	17,655
Cash, end of period		8,086	25,912	8,086	25,912
Cash paid (included in cash flow used in operating activities)
Income taxes paid		135	223	370	223

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement in the manufacturing, healthcare, financial services, insurance, telecommunications, government, renewable energy, retail and distribution, and higher education sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2023. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2023, except for changes as detailed below.
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 13, 2023.
Basis of Measurement
These interim consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination, which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.
Significant Management Judgement in Applying Accounting Policies and Estimation Uncertainty
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
The critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the interim consolidated financial statements are the same as those in the annual consolidated financial statements and in addition, include the liquidity risk associated with the Company’s ability to execute a new credit facility or renew its existing Credit Facility prior to its expiry as discussed in note 12.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 8 had no impact on the Company’s interim consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. Furthermore, the amendment of IAS 12 has no impact on the consolidated statements of financial position and the changes in the income taxes note disclosure will be reflected in the annual consolidated financial statements for the year ended March 31, 2024.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update its accounting policy information disclosures in its annual consolidated financial statements for the year ended March 31, 2024.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these interim consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
3. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
	2023	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	86,781	82,512
Secured loans (b)	17,256	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,463,000 (US$6,230,000) (March 31, 2023 - $12,695,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,232,000 (US$3,115,000), maturing on July 1, 2025	8,026	11,993
Unamortized transaction costs (net of accumulated amortization of $1,381,000 and $1,184,000)	(309)	(507)
	131,754	127,190
Current portion of long-term debt	99,449	12,808
	32,305	114,382

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT (CONT’D)
(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion. As the maturity date of the Credit Facility is within twelve months after the reporting date, it has been classified under the current portion of long-term debt as a current liability in the statement of financial position (note 12).
As at September 30, 2023, the amount outstanding under the Credit Facility includes $83,681,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$61,600,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,717,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2023.
(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			September 30,	March 31,
			2023	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1.00%	8,719	8,719
2023	March 31, 2025	Prime rate + 1.25%	8,537	4,473
			17,256	13,192

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Group’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at September 30, 2023 and March 31, 2023.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the six month period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2023	87,871,568	307,110	7,324,248	4,857
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,421	1,924	—	—
Conversion of shares	50,000	33	(50,000)	(33)
Shares purchased for cancellation	(139,512)	(487)	—	—
Exercise of stock options	2,500	8	—	—
Settlement of RSUs	14,707	33	—	—
Ending balance at at September 30, 2023	88,421,684	308,621	7,274,248	4,824

During the six months ended September 30, 2023, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”), 622,421 Subordinate Voting Shares, with a total value of $1,924,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration.
•50,000 Class B multiple voting shares (“Multiple Voting Shares”) with a carrying value of $33,000 were converted into 50,000 Subordinate Voting Shares by a director of the Company.
•The purchase for cancellation of 139,512 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $324,000 and a carrying value of $487,000. The excess of the carrying value over the purchase price in the amount of $163,000 was recorded as a reduction to deficit.
•2,500 stock options were exercised and 2,500 Subordinate Voting Shares were issued with a carrying value of $8,000, for cash consideration of $6,000, with $2,000 reclassified from contributed surplus.
•14,707 RSUs were settled and 14,707 Subordinate Voting Shares were issued with a carrying value of $33,000, which was reclassified from contributed surplus.
During the six months ended September 30, 2022, the Company acquired all of the outstanding shares of U.S.-based Datum Consulting Group, LLC and its international affiliates. As part of the acquisition, 1,867,262 Subordinate Voting Shares were issued, for net consideration of $5,528,000.
Normal Course Issuer Bid ("NCIB")
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2023	3,400,696	3.23
Forfeited	(38,000)	3.42
Expired	(18,000)	3.97
Ending balance as at September 30, 2023	3,344,696	3.22
Exercisable at period end	1,936,814	3.34

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2023	1,084,175	2.55
Forfeited	(35,100)	2.41
Expired	(13,000)	3.23
Exercised	(2,500)	1.67
Ending balance as at September 30, 2023	1,033,575	2.54
Exercisable at period end	441,875	2.67

Included in the 1,936,814 stock options exercisable issued in Canadian dollars, 505,264 stock options are available to purchase Multiple Voting Shares as at September 30, 2023.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2023	666,974
Granted to non-employee directors	133,760
Granted to employees	304,688
Ending balance as at September 30, 2023	1,105,422

During the six months ended September 30, 2023, 133,760 fully vested DSUs, in aggregate, were granted under the Long-Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $2.11, per DSU, for an aggregate fair value of $282,000.
During the six months ended September 30, 2023, 304,688 DSUs, in aggregate, were granted under the Share Unit Plan (“SUP”) at a grant date fair value of $2.30, per DSU, for an aggregate fair value of $701,000. Share-based compensation expense was recorded as at March 31, 2023 as the related services were performed and the performance conditions were met at that date.
As at September 30, 2023, included in the 1,105,422 DSUs are 800,734 DSUs issued under LTIP and 304,688 DSUs issued under the SUP.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2023	181,498
Granted	311,246
Settled	(181,498)
Ending balance as at September 30, 2023	311,246

During the six months ended September 30, 2023, 311,246 RSUs, in aggregate, vesting over three years from the date of grant, were granted under the SUP at a grant date fair value of $2.30, per RSU, for an aggregate fair value of $716,000.
During the six months ended September 30, 2023, 181,498 RSUs issued under the LTIP were settled. 14,707 RSUs were settled through the issuance of 14,707 Subordinate Voting Shares, with a carrying value of $33,000. The balance was settled for a total cash consideration of $371,000.
As at September 30, 2023, there were 311,246 RSUs issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2023	855,383
Granted	1,349,752
Forfeited	(14,600)
Ending balance as at September 30, 2023	2,190,535

During the six months ended September 30, 2023, 1,349,752 PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $2.30, per PSU, for an aggregate fair value of $3,104,000.
As at September 30, 2023, there were 2,190,535 PSUs issued under the LTIP.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Stock options	151	260	336	486
Share purchase plan – employer contribution	350	363	707	694
Share-based compensation granted on business acquisitions	402	1,105	1,287	1,242
DSUs	135	138	319	273
RSUs	111	—	126	—
PSUs	446	235	898	467
	1,595	2,101	3,673	3,162

6. EARNINGS PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Net loss	(9,176)	(435)	(16,421)	(4,599)

Weighted average number of Shares outstanding (a)	95,767,048	94,357,077	95,480,413	93,508,475
Basic and diluted loss per share	(0.10)	—	(0.17)	(0.05)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments, which are DSUs , PSUs and options mentioned in Note 5 granted under LTIP and certain shares to be issued as part of anniversary payments related to business acquisition, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	105,223	115,590	223,066	231,405
Tax credits (a)	(1,148)	(2,574)	(3,540)	(5,317)
Licenses and telecommunications	2,385	2,404	4,928	4,697
Professional fees	2,220	1,663	3,977	3,483
Other expenses	4,951	4,511	9,818	8,953
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	1,383	—
Depreciation of property and equipment	850	676	1,849	1,344
Depreciation of right-of-use assets	648	926	1,317	1,837
	115,129	123,196	242,798	246,402

Expenses by Function
Cost of revenues	83,701	91,173	177,203	183,873
Selling, general and administrative expenses	29,930	30,421	62,429	59,348
Depreciation	1,498	1,602	3,166	3,181
	115,129	123,196	242,798	246,402

(a) Tax credits are included in cost of revenues.
8. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Acquisition costs (a)	262	399	262	1,478
Integration costs (b)	901	251	1,640	866
Reorganization costs (c)	1,409	1,735	1,575	1,923
Employee compensation on business acquisition (d)	91	356	291	356
	2,663	2,741	3,768	4,623

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three and six months ended September 30, 2023, integration costs referred mainly to retention bonuses in relation to business acquisitions and to termination of leases of vacated premises previously acquired as part of business combinations. For the three and six months ended September 30, 2022, integration costs consisted mainly of transition costs related to systems integration.
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum Acquisition.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	2,741	1,651	5,762	2,886
Interest on lease liabilities	186	210	375	427
Amortization of finance costs	99	88	197	171
Interest accretion on balances of purchase price payable	84	256	211	404
Financing fees	40	159	92	288
Interest income	(77)	(63)	(344)	(82)
	3,073	2,301	6,293	4,094

10. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Accounts receivable and other receivables	(6,171)	568	547	8,030
Unbilled revenues	(3,123)	(448)	1,123	(12,538)
Tax credits receivable	(1,006)	(1,469)	(3,360)	(4,216)
Prepaids	1,464	598	532	205
Other assets	(555)	27	(494)	63
Accounts payable and accrued liabilities	(12,151)	(5,667)	(17,819)	(10,530)
Deferred revenues	611	42	(686)	(1,206)
	(20,931)	(6,349)	(20,157)	(20,192)

During the three months ended September 30, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of nil (September 30, 2022 - $135,000).
During the six months ended September 30, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $454,000 (September 30, 2022 - $428,000).
As a result of the change in accounting policy disclosed in the annual audited consolidated financial statements for the year ended March 31, 2023, the Company changed comparative figures in the consolidated statements of cash flows to conform to the current period’s presentation. Consequently, interest paid in the amount of $1,957,000 for the three months ended September 30, 2022 and $3,519,000 for the six months ended September 30, 2022 have been presented as financing cash flows instead of operating cash flows.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	67,959	45,745	4,788	118,492
Operating income by segment	8,071	5,664	262	13,997
Head office general and administrative expenses				9,136
Business acquisition, integration and reorganization costs				2,663
Foreign exchange loss (gain)				112
Operating income before depreciation and amortization				2,086
Depreciation and amortization				7,675
Operating loss				(5,589)

	For the three months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	75,122	48,590	5,221	128,933
Operating income by segment	8,268	6,939	1,078	16,285
Head office general and administrative expenses				8,946
Business acquisition, integration and reorganization costs				2,741
Foreign exchange loss (gain)				64
Operating income before depreciation and amortization				4,534
Depreciation and amortization				8,310
Operating loss				(3,776)

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	144,946	94,989	10,152	250,087
Operating income by segment	16,041	14,104	974	31,119
Head office general and administrative expenses				20,664
Business acquisition, integration and reorganization costs				3,768
Foreign exchange loss (gain)				(16)
Operating income before depreciation and amortization				6,703
Depreciation and amortization				16,167
Operating loss				(9,464)

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	153,679	92,855	9,163	255,697
Operating income by segment	15,425	12,458	1,448	29,331
Head office general and administrative expenses				16,855
Business acquisition, integration and reorganization costs				4,623
Foreign exchange loss (gain)				(100)
Operating income before depreciation and amortization				7,953
Depreciation and amortization				14,588
Operating loss				(6,635)

Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	59,221	24,490	4,412	88,123
Consulting services - fixed-fee arrangements	5,487	9,419	376	15,282
Subscription, software and other revenue	3,251	11,836	—	15,087
	67,959	45,745	4,788	118,492

	For the three months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	62,787	27,938	4,801	95,526
Consulting services - fixed-fee arrangements	8,596	7,129	420	16,145
Subscription, software and other revenue	3,739	13,523	—	17,262
	75,122	48,590	5,221	128,933

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	125,690	53,507	8,688	187,885
Consulting services - fixed-fee arrangements	13,090	17,806	1,464	32,360
Subscription, software and other revenue	6,166	23,676	—	29,842
	144,946	94,989	10,152	250,087

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	128,348	56,373	8,705	193,426
Consulting services - fixed-fee arrangements	18,368	12,184	458	31,010
Subscription, software and other revenue	6,963	24,298	—	31,261
	153,679	92,855	9,163	255,697

Major customer
During the three months ended September 30, 2023, one client generated more than 10% of total revenues for $13,231,000 (September 30, 2022 - one client generated more than 10% of total revenues for $14,924,000) and for the six months ended September 30, 2023, one client generated more than 10% of total revenues for $28,679,000 (September 30, 2022 - one client generated more than 10% of total revenues for $32,452,000).
As at September 30, 2023, no customer represented more than 10% of total accounts receivable and other receivables (March 31, 2023 - one major customer amounted to $10,777,000 or 11.7%).
12. FINANCIAL INSTRUMENTS
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s activities are financed through a combination of cash flows from operations, borrowings under existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Company’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. As at September 30, 2023, the Company has an unused capacity of $38,219,000 under its Credit Facility of $125,000,000, which expires on April 1, 2024. As at September 30, 2023, the carrying amount of the liabilities of the Company having a maturity of less than one year amount to $200,881,000, some of which bear interest as disclosed in Note 3.
The Company’s ability to meet the obligations associated with its financial liabilities that will require settlement in less than one year is contingent on its ability to maintain adequate credit facilities. The Company is currently in the process of evaluating terms and conditions proposed by several lenders, including its current lenders, and is planning to execute a new credit facility or renew its existing Credit Facility, in the normal course of business, in amounts which will be sufficient, and on acceptable terms and conditions, by the end of 2023. If the Company is unable to execute a new credit facility or renew its existing Credit Facility prior to its expiry on April 1, 2024, it will not have sufficient cash flows to realize its assets and discharge its liabilities in the normal course of business. Significant judgment was exercised by the Company in determining its ability to execute a new credit facility or renew its existing Credit Facility prior to the expiry of its existing Credit Facility on April 1, 2024 and in determining that there are no material uncertainties upon the Company’s ability to continue as a going concern. There is no assurance that the Company will be successful in executing a new credit facility or renewing its existing Credit Facility and be able to meet the obligations associated with its financial liabilities that will require settlement in less than one year.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. FINANCIAL INSTRUMENTS (CONT’D)
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant unobservable market input has been considered in measuring fair value.
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates approximates fair value.
The Company has designated as an effective hedging instrument an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Company pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair value of derivatives instruments is estimated by discounting expected cash flows using one month BA/CDOR forward rates (level 2). The fair market value of the interest rate swap agreement as at September 30, 2023 is not material.
The contingent consideration related to business combination is payable in U.S. dollars based on the achievement of growth in excess of the trailing twelve months gross margin for earn-out periods ending on July 1, 2024 and 2025 and is included in Level 3 of the fair value hierarchy. The fair value was determined at $7,067,000 (US$5,202,000), including a current portion of $1,396,000 and a long-term portion of $5,671,000, considering the expected earn-out payments, discounted to present value using a risk-adjusted discount rate of 6.0% as at September 30, 2023. There were no significant changes in the assumptions for the three and six months ended September 30, 2023.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both September 30, 2023 and March 31, 2023, the Company has determined that the fair value of the Credit Facility, the secured loans and the balance of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. FINANCIAL INSTRUMENTS (CONT’D)
The following table summarizes the carrying amount of the financial liabilities included in the long-term debt and measured at amortized cost:

As at	September 30,	March 31,
	2023	2023
	$	$
Credit Facility	86,781	82,512
Secured loans	17,256	13,192
Subordinated unsecured loans (a)	20,000	20,000
Balance of purchase price payable	8,026	11,993
	132,063	127,697

(a) As at September 30, 2023, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $18,807,000 (March 31, 2023 - $19,038,000).

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2023 and 2022	| 20